UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

American Standard Energy Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02971T107

(CUSIP Number of Class of Securities)

Neal Nenadovic, CFO
Pentwater Capital Management LP
614 Davis Street
Evanston, IL  60201
(312) 589-6405
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 5, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

CUSIP No. 02971T107

SCHEDULE 13D
1.	NAME OF REPORTING PERSON:

Pentwater Capital Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware USA
	7.	SOLE VOTING POWER

		5,086,517 (1)
	8.	SHARED VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
PERSON		5,086,517 (1)
WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,086,517(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.85% (1)
14.	TYPE OF REPORTING PERSON

IA

(1)	The number of shares shown as beneficially owned includes the aggregate number of shares of common stock owned by the other reporting persons as described in this Schedule 13D/1.

CUSIP No. 02971T107

SCHEDULE 13D
1.	NAME OF REPORTING PERSON:

PWCM Master Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
PERSON
WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

846,260
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.64%
14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 02971T107

SCHEDULE 13D
1.	NAME OF REPORTING PERSON:

Pentwater Equity Opportunities Master Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
PERSON
WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,372,609
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.60%
14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 02971T107

SCHEDULE 13D
1.	NAME OF REPORTING PERSON:

Oceana Master Fund Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
PERSON
WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,257,650
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.44%
14.	TYPE OF REPORTING PERSON

OO

CUSIP No. 02971T107

SCHEDULE 13D
1.	NAME OF REPORTING PERSON:

LMA SPC on behalf of MAP 98 Segregated Portfolio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
	7.	SOLE VOTING POWER

	8.	SHARED VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY OWNED	9.	SOLE DISPOSITIVE POWER
BY EACH REPORTING
PERSON
WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

609,998
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.18%
14.	TYPE OF REPORTING PERSON

OO

SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D, filed on November 5, 2012, by Pentwater Capital Management LP, PWCM Master Fund Ltd., Pentwater Equity Opportunities Master Fund Ltd., Oceana Master Fund Ltd., and LMA SPC on behalf of MAP 98 Segregated Portfolio relating to shares of Common Stock of American Standard Energy, Corp.  Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information provided herein.

ITEM 2.	IDENTITY AND BACKGROUND

(b)	The business address of the Reporting Persons is 614 Davis Street, Evanston, IL 60201.

ITEM 4.	PURPOSE OF TRANSACTION

PWCM Master Fund Ltd. was issued a Warrant Certificate pursuant to the Amended and Restated Credit Agreement dated February 5, 2014, and is entitled to purchase 26,000,000 shares of Common Stock at a purchase price per share of $0.01. The Warrant is not exercisable until one year following the Original Issue Date.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The percentage calculations on the cover pages are based upon 51,617,371 shares of Common Stock outstanding as reported by the Issuer in the Issuer’s Quarterly Report on Form 10-Q/A for the period ended December 31, 2012 filed on March 6, 2014.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

On February 05, 2014, Pentwater Equity Opportunities Master Fund Ltd., and PWCM Master Fund Ltd., entered into an Amended and Restated Credit Agreement with American Standard Energy, Corp. a wholly-owned subsidiary of the Issuer.  The Agreement provided a term loan facility in a principal amount of $20,230,637.88 (“Term Loan A”) and a term loan facility in principal amount of $26,119,362.12 (“Term Loan B”).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The above description of the material terms of the agreements noted below as Exhibit 99.1 is qualified in its entirety by reference to the full text of the applicable agreement, which is incorporated into this Schedule 13D Amendment  by reference to the exhibits to the Issuer’s current reports on Form 8-K as set forth below.

Exhibit No.	Description

99.1	Form of Warrant. [Incorporated by reference to Exhibit 4.1 in the Issuer’s current report on Form 8-K dated February 05, 2014.]

99.2	Amended and Restated Credit Agreement [Incorporated by reference to Exhibit 10.1 in the Issuer’s current report on Form 8-K dated February 05, 2014.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2014

PENTWATER CAPITAL MANAGEMENT LP

By:	/s/ Neal R. Nenadovic
Name: Neal Nenadovic
Title: Chief Financial Officer

PWCM MASTER FUND LTD.

By:	/s/ David Zirin
Name: David Zirin
Title: Director

PENTWATER EQUITY OPPORTUNITIES MASTER FUND LTD.

By:	/s/ David Zirin
Name: David Zirin
Title: Director

OCEANA MASTER FUND LTD.

By:	/s/ David Zirin
Name: David Zirin
Title: Director

LMA SPC FOR AND ON BEHALF OF
MAP 98 SEGREGATED PORTFOLIO

By:	Pentwater Capital Management LP,
its investment manager

By:	/s/ David Zirin
Name: David Zirin
Title: Director